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                      April 23, 2021

       Thomas Striepe
       Chief Financial Officer
       SANGUI BIOTECH INTERNATIONAL INC
       Bleichenbr  cke 9, 20354
       Hamburg, Germany

                                                        Re: SANGUI BIOTECH
INTERNATIONAL INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2020
                                                            Filed September 30,
2020
                                                            File No: 000-29233

       Dear Mr. Striepe:

               We issued comments to you on the above captioned filing on April 1, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 7, 2021.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Tracey McKoy, Staff Accountant, at (202)551-3772 or, Nudrat Salik, Staff
       Accountant, at (202)551-3692) or, Terence O'Brien, Accounting Branch Chief, at (202)551-3355
       with any questions




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences